NEWS RELEASE

March 18, 2008

Trading Symbols:

AMM :TSX, AAU : AMEX

www.almadenminerals.com

DRILLING UNDERWAY AT THE ATW DIAMOND PROJECT, CANADA

Almaden Minerals Ltd. (“Almaden”, “the Company”; AMM:TSX, AAU:AMEX) is pleased to announce that a sonic, overburden drill program is now underway on the Company’s ATW diamond project, North West Territories (“NWT”), Canada. Almaden and Williams Creek Explorations Ltd. (“Williams Creek”) each own an approximately 41½ % interest in the project. The remaining 17% is held by other parties which collectively would be diluted to an approximately 12% working interest should they elect not to contribute to the present work program.

The property covers the likely source area of a significant indicator mineral train that is known to be at least 20 kilometers long. Past microprobe work on these indicator minerals identified G10 garnets and other minerals that are interpreted to have been derived from at least one kimberlitic source that is also interpreted to be at least moderately diamond-bearing (see Almaden's March 22, 2002 news release). Till sampling efforts in the past have narrowed the indicator mineral source to an area that is roughly 1 by 1.5 kilometers in size. This work was also confirmed by abrasion studies carried out on the indicator minerals, the results of which indicated a very local source for the mineral grains studied. In 2004 this reduced area was covered by electromagnetic, magnetic and gravity ground geophysical surveys. These surveys identified several subtle targets within the interpreted indicator mineral source area. A bathymetric survey of the lake bottom was completed in 2005 in order to give better control for the gravity results returned in 2005. The results of this survey defined several targets, however after evaluation of the data, Almaden and Williams Creek have elected to carry out a further program of indicator mineral sampling using a sonic drill capable of penetrating the overburden in order to return a sample of basal till. The program will consist of roughly 80 holes laid out in a grid pattern designed to cover the area of the indicator train. It is hoped that this work will further define and constrain the source of the indicator mineral train to the extent that diamond drilling can later be carried out to test for kimberlite, the rock that hosts diamonds. Apex Geoscience Ltd. will supervise the work program. Morgan J. Poliquin, P.Eng. (B.C.), a qualified person under the meaning of National Instrument 43-101 and the president, COO and a director of the company, has reviewed the technical information in this news release.

About Almaden

Almaden is a mineral exploration and development company with a track record of making new discoveries in Canada and Mexico. Almaden currently has an interest in 22 properties that are under active exploration. Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which then carry the cost of exploring and developing our projects. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.